# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Voya Asia Pacific High Dividend Equity Income Fund, CIK 0001385632
CUSIP: 92912J102
Title of class of securities: Common Shares, $0.01 par value per share
Address of issuer's principal executive offices: 7337 East Doubletree Ranch Road, Suite 100, Scottsdale, Arizona (AZ), 85258-2034
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-24-019909
Filed by CIK 0001166559

## Reporting persons
- Gates Foundation Trust: type of reporting person: other (OO); citizenship or place of organization: Washington (WA); sole voting power 0; shared voting power 19,203; sole dispositive power 0; shared dispositive power 19,203; aggregate amount beneficially owned 19,203 (0.2% of the class)
  Comment: For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), all common shares ("Common Shares") of Voya Asia Pacific High Dividend Equity Income Fund (the "Issuer") beneficially owned by Gates Foundation Trust (the "Trust") may be deemed to be beneficially owned by William H. Gates III ("WHG" and together with the Trust, the "Reporting Persons") as Trustee of the Trust. Effective January 6, 2025, Bill & Melinda Gates Foundation Trust changed its name to Gates Foundation Trust. As of August 13, 2025, the Trust beneficially owns 19,203 shares of Common Shares of the Issuer.
  
  Item 11 is based on 10,750,335 shares of Common Shares outstanding as of July 31, 2025, as reported by the Issuer.
  
  The Trust, WHG, and Melinda French Gates ("MFG") initially reported their beneficial ownership of the Common Shares of the Issuer on a Schedule 13G, filed on February 13, 2024, SEC File No. 005-84509. As of this amendment, MFG is no longer a reporting person hereunder.
- William H. Gates III: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 19,203; sole dispositive power 0; shared dispositive power 19,203; aggregate amount beneficially owned 19,203 (0.2% of the class)
  Comment: The Trust beneficially owns 19,203 shares of Common Shares of the Issuer. For purposes of Rule 13d-3 under the Exchange Act, all Common Shares beneficially owned by the Trust may be deemed to be beneficially owned by William H. Gates III as Trustee of the Trust.
  
  Item 11 is based on 10,750,335 shares of Common Shares outstanding as of July 31, 2025, as reported by the Issuer.

## Item 1. Issuer
Name of issuer: Voya Asia Pacific High Dividend Equity Income Fund
Address of issuer's principal executive offices: 7337 East Doubletree Ranch Road Suite 100 Scottsdale, AZ, 85258-2034

## Item 2. Person Filing
Name of person filing:
Gates Foundation Trust and William H. Gates III.

Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a "group" for any purpose and each expressly disclaims membership in a group.
Address of principal business office or, if none, residence:
The Trust - 2365 Carillon Point, Kirkland, Washington 98033

WHG - 500 Fifth Avenue North, Seattle, Washington 98109
Citizenship:
The Trust is a charitable trust organized under the laws of the State of Washington.

WHG is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
Percent of class: 0.2
Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.
Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: See the responses to Item 7 on the attached cover pages.
Shared power to dispose or to direct the disposition: See the responses to Item 8 on the attached cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Gates Foundation Trust: /s/ Alan Heuberger, Alan Heuberger, Attorney-in-fact for the Trustee, William H. Gates III (08/14/2025)
- William H. Gates III: /s/ Alan Heuberger, Alan Heuberger, Attorney-in-fact (08/14/2025)
Comment: Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III as Trustee, filed as Exhibit 99.5 to Cascade Investment, L.L.C.'s Schedule 13D with respect to Grupo Televisa, S.A.B., on May 7, 2009, SEC File No. 005-60431, and incorporated by reference herein.